

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

<u>Via E-mail</u>
Mr. Miguel Dotres
President
Petrus Resources Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

> **Re: Petrus Resources Corporation**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 26, 2014**
> **File No. 333-176879**

Dear Mr. Dotres:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You do not appear to meet the age of financial statements requirements of Rule 8-08(b) of Regulation S-X. Please be advised that the Staff will not be in a position to grant any request to accelerate effectiveness of your post-effective amendment to your registration statement until you update the financial statements accordingly.

2. Please provide us with an explanation for why you have not filed any periodic reports with us, as required by Exchange Act Section 15(d), apart from two Form 8-Ks filed on March 6, 2013 and March 11, 2014. Please also explain your intentions with respect to the filing of future periodic reports.

3. Please tell us the circumstances under which Mr. Dotres received the 8,00,000 shares of common stock being registered for resale, including when and from whom he received the shares and for what consideration. Also, please tell us any exemption from Securities Act registration relied upon, including the facts that support such exemption.

Fee Table

4. Please revise the column you have labelled as "Dollar Amount to be Registered" to label it as "Amount to be Registered" and provide in that column the number of shares in each of the transactions being registered on the registration statement (i.e., up to 1,000,000 newly issuable shares in the primary offering by the company and up to 8,000,000 outstanding shares in the secondary offering by the selling security holder).

Prospectus, page 2

5. We note your disclosure that no securities were sold under the previously effective registration statement. Please confirm whether any offers were made thereunder.

6. We note that you state you are filing the post-effective amendment to extend the offering period by 180 days and on the same page you state the offering will terminate not more than 450 days from the effective date of the prospectus. Please reconcile or revise your disclosure.

Summary Information and Risk Factors, page 4

The Company, page 4

Business Overview, page 4

7. We note that you disclose that "On November 8, 2013, Mr. O'Dare appointed Miguel Dotres as the sole officer and director of the corporation and transferred his stock to him" and that he owns 100% of the common stock. We also note that you filed a Form 8-K on March 11, 2014 disclosing the appointment of Mr. Dotres as your CEO. Please provide us with your analysis regarding whether those events triggered change in control disclosure requirements under Item 5.01 of Form 8-K.

8. We note that you have identified OICco Acquisition IV, Inc as another blank check entity with which Mr. Dotres has had involvement. Please tell us whether any of the other companies with which Mr. Dotres has had involvement, as described in your "Background of Directors, Executive Officers, Promoters and Control Persons" section, are blank check companies, including Imperial Automotive Group, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director